UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No. 10)*


                               EXTECH Corporation
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                  302234 10 9
                                 (CUSIP Number)


                     Fred S. Skolnik, Esq. (516) 296-7000
                       Certilman Balin Adler & Hyman, LLP
                    90 Merrick Avenue, East Meadow, NY 11554
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 July 31, 1996
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement ON Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 302234 10 9

- --------------------------------------------------------------------------------
  1.   Name Of Reporting Person
       S.S. OR I.R.S. Identification No. Of Above Person

       Morton L. Certilman

- --------------------------------------------------------------------------------
  2.   Check the appropriate box if a member of a group
                                                             (a)  [ x ]
                                                             (b)  [   ]

- --------------------------------------------------------------------------------
  3.   SEC Use Only


- --------------------------------------------------------------------------------
  4.   Source Of Funds

       Not Applicable

- --------------------------------------------------------------------------------
  5.   Check box if disclosure of legal proceedings is required pursuant to
       items 2(d) or 2(a)                                         [  ]


- --------------------------------------------------------------------------------
  6.   Citizenship or Place of Organization

       United States

- --------------------------------------------------------------------------------
   Number of      7.   Sole Voting Power
     Shares            811,893
  Beneficially    --------------------------------------------------------------
    Owned By      8.   Shared Voting Power
      Each             -0-
   Reporting      --------------------------------------------------------------
     Person       9.   Sole Dispositive Power
      With             811,893
                  --------------------------------------------------------------
                  10.  Shared Dispositive Power
                       -0-

- --------------------------------------------------------------------------------
 11.   Aggregate Amount Beneficially Owned by Each Reporting Person

       811,893

- --------------------------------------------------------------------------------
 12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

                                                                      [  ]

- --------------------------------------------------------------------------------
 13.   Percent of Class Represented by Amount in Row (11)

       14.5%

- --------------------------------------------------------------------------------
 14.   Type of Reporting Person

       IN

- --------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER

     This statement amends and supplements the Schedule 13D dated December 16, 1988 (the "Schedule 13D"), as previously amended by Amendments No. 1 through 9 dated January 12, 1989, April 11, 1989, April 12, 1989, September 27, 1989,
February 27, 1992, March 22, 1994, October 11, 1994, and June 3, 1996,
respectively, filed by Morton L. Certilman and Jay M. Haft relating to the Common Stock, par value $.01 per share of EXTECH Corporation ("EXTECH"), a Delaware corporation ("EXTECH Common Stock.") The address of the principal executive offices of EXTECH is 90 Merrick Avenue, East Meadow, New York 11554.


ITEM 2.   IDENTITY AND BACKGROUND

     (a) This statement is being filed as a joint statement by Messrs. Certilman and Haft. Messrs. Certilman and Haft may be deemed a group for purposes of
Section 13(d)(3) of the SEcurities Exchange Act of 1934, as amended.

     (b) Mr. Certilman's business address is 90 Merrick Avenue, East Meadow, New York, 11554. Mr. Haft's business address is 201 S. Biscayne Blvd., Suite 3000, Miami, Florida 33131.

     (c) Mr. Certilman is a practicing attorney and a member of the law firm of Certilman Balin Adler & Hyman, LLP, 90 Merrick Avenue, East Meadow, New York 11554. Mr. Certilman is also the president of EXTECH and a member of the Board of Directors of EXTECH. Mr. Haft is a practicing attorney and serves as counsel to the law firm of Parker Duryee Rosoff & Haft, 529 Fifth Avenue, New York,
New York, 10017. Mr. Haft also serves as Chairman of the Board of EXTECH.

     (d) Neither Mr. Certilman nor Mr. Haft has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors.)

     (e) Neither Mr. Certilman nor Mr. Haft has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violaiton with respect to such laws.

     (f) Messrs. Certilman and Haft are citizens of the United States of America.

     (g) Each of Messrs. Certilman and Haft is responsible for the completeness and accuracy of the respective information concerning such person contained in this statement, and is not responsible for the completeness or accuracy of the information concerning the others, unless he knows or has reason to believe that such information is inaccurate.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Not applicable.

ITEM 4.   PURPOSE OF TRANSACTION

     Effective as of July 31, 1996, Mr. Certilman transferred an aggregate of 100,00 shares of EXTECH Common Stock by gift to various relatives, none of whom share the same house with him.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Amendment No. 10 to the Schedule 13D, Mr. Certilman has direct beneficial ownership of 811, 893 shares of EXTECH Common Stock (or approximately 14.5% of the outstanding shares of EXTECH Common Stock).

     As of the date of this Amendment No. 10 to the Schedule 13D, Mr. Haft has direct beneficial ownership of 910,393 shares of EXTECH Common Stock (or approximately 16.3% of the outstanding shares of EXTECH Common Stock.)

     In view of their intention to consult with each other with respect to the acquisition, voting, and disposition of their respective shares of Common Stock, Messrs. Certilman and Haft may be deemed a group. Accordingly, as of the date of this Amendment No. 10 to the Schedule 13D, the group of Messrs. Certilman and Haft beneficially owns 1,722,286 shares of EXTECH Common Stock. Such amount represents approximately 30.8% of the outstanding shares of EXTECH Common Stock. However, each of Messrs. Certilman and Haft independently makes his own decisions with respect to the acquisition, voting and disposition of EXTECH Common Stock directly owned by him. Further, neither Mr. Certilman nor Mr. Haft has any economic interest in the EXTECH Common Stock directly owned by the other.

     All transaction in shares of EXTECH Common Stock that were effected by Messrs. Certilman and Haft since the filing of Amendment No. 9 to the Schedule 13D are as follows:

                                                    Number of          Price
Identity              Date of                       Shares of           Per
of Person           Transaction    Transaction     Common Stock        Share
- ---------           -----------    -----------     ------------        -----
Mr. Certilman         7/31/96      Disposition        100,000             *
Mr. Haft              --               --             --                 --

- ----------

*    The shares were transferred as bona fide gifts as described in Item 4.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Messrs. Certilman and Haft have an understanding to consult with each other with respect to the acquisition, voting and disposition of EXTECH Common Stock as described in Item 5.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August __,1996

                                        /s/ Morton L. Certilman
                                        --------------------------------------
                                            Morton L. Certilman, President and
                                            Director of EXTECH


                                        /s/ Jay M. Haft
                                        -----------------------------------
                                            Jay M. Haft, Chairman of
                                            the Board of EXTECH